Exhibit 4.7

Material Change Report

Item 1	Name and Address of Company

Village Farms International, Inc. (“Village Farms”)

4700 - 80th Street

Delta, British Columbia

V4K 3N3

Item 2	Date of Material Change

March 29, 2019.

Item 3	News Release

A news release relating to the material change was disseminated through the facilities of CNW Group on April 1, 2019.

Item 4	Summary of Material Change

Village Farms announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility currently owned by Village Farms in Delta, British Columbia. The addition of the Delta 2 greenhouse operation doubles Pure Sunfarms’ total production area to 2.2 million square feet and, with conservatively targeted annual production of approximately 75,000 kilograms of dried cannabis, doubles its annual cannabis production potential to approximately 150,000 kilograms.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

Village Farms announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility currently owned by Village Farms in Delta, British Columbia. The Delta 2 facility is a newer, nearly identical “sister” facility immediately adjacent to the 1.1 million square foot Delta 3 greenhouse facility.

Pure Sunfarms also expects to benefit from further economies of scale resulting from the concentration of 2.2 million square feet of production area at a single location, which will further support Village Farms’ goal to be the high-quality, low-cost cannabis producer in Canada. The existing automated propagation operation (nursery) in the Delta 3 facility will provide propagation for the Delta 2 facility, enabling more of the footprint of the Delta 2 facility to be devoted to flower rooms than in Delta 3, which is expected to generate further cost efficiencies.

Pure Sunfarms will immediately begin design and procurement for the conversion of the Delta 2 facility for cannabis production. As with the Delta 3 facility, Pure Sunfarms plans a phased conversion to expedite time to production and revenue generation. Conversion of the external infrastructure, including that for the electrical distribution system, is expected to commence in Summer 2019. Village Farms, on behalf of Pure Sunfarms, has already secured 24 MW of power from the local utility to support supplemental lighting and post-harvest equipment at the Delta 2 facility. As with the Delta 3 facility, personnel from the existing Village Farms growing and maintenance teams and skilled labour force will be transitioned to Pure Sunfarms. Pure Sunfarms is targeting to complete its first harvest at the Delta 2 facility by mid-2020 and achieve full run-rate production in the fourth quarter of 2020. All targeted production timelines are subject to the timing and receipt of requisite Health Canada licenses. Pure Sunfarms plans to begin the process of applying for a cultivation license for the Delta 2 facility as soon as possible, which it will pursue as a “second-site” license application.

In accordance with the terms of the joint venture agreement with Emerald Health Therapeutics for Pure Sunfarms, Village Farms’ is contributing the Delta 2 facility to the joint venture and Emerald will contribute an aggregate of CAD$25 million in cash. Emerald’s cash contribution will fund a portion of the conversion of the Delta 2 facility to cannabis production, which is estimated to cost approximately CAD$60 million, consistent with the cost of conversion of the Delta 3 facility. The remainder of the conversion costs will be funded entirely by Pure Sunfarms.

Pure Sunfarms continues to have an option on the 2.6 million square foot Delta 1 greenhouse facility, one of the single largest greenhouse footprints in North America, which is immediately adjacent to the Delta 2 and Delta 3 facilities, and which continues to be owned and operated by Village Farms. The Delta 1 option expires on September 28, 2021. Should Pure Sunfarms fail to exercise the Delta 1 option, the terms of the joint venture agreement permit Village Farms to convert and operate the Delta 1 facility for the production of any agricultural crop.

Village Farms also announced that Pure Sunfarms has entered into a subsequent supply agreement with Emerald, which will commence upon the expiry of the current supply agreement at the end of 2019. Under the new supply agreement, Emerald will purchase up to 25% of Pure Sunfarms’ production in 2020, 2021 and 2022 at prevailing wholesale market prices.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this material change report.

Item 8	Executive Officer

For further information, please contact Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, at (407) 936-1190, ext. 340.

Item 9	Date of Report

April 3, 2019.